CADBURY PLC

Voting Rights and Capital

Pursuant to the FSA’s Disclosure and Transparency Rules, we would like to notify the market of the following:

As at 29 January 2009, Cadbury plc’s issued share capital consisted of 1,361,221,857 ordinary shares of 10p each to which voting rights are attached. Cadbury plc currently holds no ordinary shares in Treasury.

Therefore, the total number of voting rights in Cadbury plc is 1,361,221,857.

The above figure (1,361,221,857) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Cadbury plc under the FSA’s Disclosure and Transparency Rules.

J M Mills
Director of Group Secretariat

30 January 2009